EXHIBIT 4 (b) (viii)

SECTION 430(2B) COMPANIES ACT 2006 STATEMENTS

As announced on 1 May 2020, Juan Colombás retired as Chief Operating Officer and an Executive Director of Lloyds Banking Group plc (the “Company”) with effect from 18 September 2020 (“Retirement Date”). The following information is provided in accordance with section 430(2B) of the Companies Act 2006:

Juan Colombás has not received and will not receive any payment for loss of office.

On 20 September, Juan Colombás will receive a payment of £45,188 in lieu of unused annual leave entitlement up to the Retirement Date.

Employees taking retirement are treated as ‘good leavers’ under the Company’s Group Performance Share Plan (GPS Plan) Rules. Juan Colombás declined a Group Performance Share award for 2019 and requested, along with the other GEC members and attendees, not to be considered for a Group Performance Share award for 2020.

As a ‘good leaver’ under the GPS Plan Rules, Juan Colombás’ outstanding deferred GPS awards over ordinary shares of 10p each in the capital of the Company (“Shares”) under the 2017 GPS Plan (124,370 Shares) and under the 2018 GPS Plan (501,341 Shares) will continue to be released on their scheduled release dates, subject to the relevant terms (including post-vesting retention periods, malus and, where applicable, clawback and to deductions for national insurance and income tax).

Juan Colombás will remain entitled to his Fixed Share Award, time pro-rated to his retirement date. The award is paid in Shares in quarterly instalments and the final award of £108,125 will be made in Shares in September 2020 and restricted over three years.

Juan Colombás did not receive an Executive Group Ownership Share for 2020.

As a ‘good leaver’ under the Executive Group Ownership Plan Rules (Executive GOS), Juan Colombás’ outstanding 2018 and 2019 Executive GOS awards will be time pro-rated to his retirement date (2018 becomes 3,490,027 Shares and 2019 becomes 2,573,717 Shares). The awards remain subject to the performance measures which apply to the relevant awards and will continue to vest at the normal vesting dates and be released on their scheduled release dates, subject to the relevant terms (including post-vesting retention periods, malus and, where applicable, clawback and to deductions for national insurance and income tax).

In relation to the 2017 Executive Group Ownership Share which achieved a performance outcome of 49.7%, Juan Colombás’ received the first 20% of the award in March 2020. The remaining four outstanding tranches will not be time pro-rated as the three year performance period has been achieved and will continue to vest at the normal vesting times and be released on their scheduled release dates, subject to the relevant terms (as outlined above).

Employees taking retirement are treated as ‘good leavers’ under the Group Share Incentive Plan rules (SIP). Accordingly, Juan Colombás can no longer participate in the SIP plan and Shares held in the SIP Trust on his behalf need to be removed from the Trust within 30 days from the date of his retirement. Juan Colombás will be entitled to sell or transfer his Shares. There is no income tax or National Insurance contributions payable on the value of the SIP Shares. However, dividend tax is payable on the sale of any dividend Shares held for less than three years at the point of sale.

Balance in the SIP plan as at the Retirement Date:

Partnership Shares	Matching Shares	Free Shares	Dividend Shares	Total
15,162	5,194	912	0	21,268

Juan Colombás will be entitled to a capped contribution of up to £10,000 (excluding VAT) towards legal fees incurred in connection with his retirement from the Company.

Juan Colombás will be provided with Tax Assistance from the Group’s preferred supplier for tax years 2020/2021 and 2021/2022 of up to £15,000 each tax year. Private medical cover will also be provided until the end of 2020.

As part of Juan Colombás’ buyout of retirement benefits from his employment with Santander, the Group agreed to make an unfunded promise of a lump-sum payment of £718,996 at a defined Normal Retirement Age (‘NRA’) of 65. The deed of terms between the Group and Juan Colombás provides that where his service ends before NRA for any reason other than Ill-Health Retirement, Dismissal for Cause or Voluntary Resignation, that the entitlement to the lump-sum payment continues and will be paid at NRA.